FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2014

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

ENERSIS S.A.

Securities Registration Record No. 175

Santiago, September 11, 2014

Ger. Gen. N° 78/2014

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador Bernando O’Higgins 1449

Santiago, Chile

Ref.: Significant Event

Dear Sir,

In accordance with the provisions of articles 9 and 10, of Securities Market Law 18,045, and of General Norm 30 of the Superintendence, being duly authorized and in representation of Enersis S.A., I hereby inform you of a significant event:

Attached is a copy of a Significant Event published today by Endesa, S.A., the holding company of Enersis S.A., domiciled in the Kingdom of Spain.

Sincerely yours,

c.c.:	Bolsa de Comercio de Santiago Bolsa Electrónica de Chile Bolsa Corredores de Valparaíso Comisión Clasificadora de Riesgo Banco Santander Santiago – Bond Holders Representative Depósito Central de Valores

 In accordance with article 82 of the Securities Market Law, ENDESA, S.A. (the “Company” or “Endesa”), hereby submits the following

SIGNIFICANT EVENT

Further to significant event notice no. 209397, released on 31 July 2014, the following is hereby disclosed:

I.

Enel, S.p.A. (“Enel”), through Enel Energy Europe, Sociedad Limitada Unipersonal (“Enel Energy”), which is wholly owned by Enel and is the majority shareholder of Endesa (with a 92.06% stake), has presented a binding proposal to the Company for the acquisition of the 60.62% interest held directly and indirectly by Endesa in the Chilean company Enersis S.A. (“Enersis”), parent company of Endesa’s operations in Latin America. More specifically, the stakes proposed to be acquired would be (i) 20.30% of the shares of Enersis held directly by Endesa and (ii) 100% of the shares of Endesa Latinoamérica, S.A. (“Endesa Latam”) (which in turn holds 40.32% of Enersis) currently held by Endesa (the “Acquisitions”).

The proposal provides for a total purchase price for the Acquisitions of 8,252.9 million euros (based on Enersis' implicit share price of 215 Chilean pesos and equivalent to 0.28 euros, taking the exchange rate at 10 September 2014, after deducting 144 million euros for overhead and net liabilities of Endesa Latam), which according to the offer was determined by using generally accepted international valuation procedures and methods for this type of transaction. The proposal related to the Acquisitions of 60.62% of the shares of Enersis includes a provision pursuant to which, if at any time within two years after execution of the Acquisitions a third party (other than the Enel Group or the Endesa Group) purchases from Enel Energy (or any other Enel Group company) any or all of the Enersis shares held directly or indirectly by Enel Energy (or any other Enel Group company) at a share price in cash that is higher than the price obtained by applying the Enersis share price in the Acquisitions to the shares, and as a result of such acquisition the (direct or indirect) interest held by Enel Energy (or any other Enel Group company) in Enersis would be reduced below 60.62% of Enersis' share capital, Enel Energy would pay Endesa an amount equivalent to the difference between (i) the Enersis share price in said acquisition and (ii) the price per share of Enersis resulting from the price of the Acquisitions, multiplied by the number of Enersis shares acquired, directly or indirectly, by said third party to the extent that they reduce the interest of the Enel Group in Enersis below 60.62% of Enersis' share capital. This provision shall in no circumstances be applicable to corporate restructuring within the Enel Group.

II.

In addition, if Endesa accepts the proposed Acquisitions, and said Acquisitions are indeed carried out, Enel Energy has agreed to propose that Endesa's Board of Directors distribute an extraordinary cash dividend equal to the total consideration received by Endesa as a result of the Acquisitions (the “Dividend Distribution”).

According to the proposal, the Acquisitions and the Dividend Distribution are scheduled to be carried out in the last quarter of 2014 and will be subject to approval by Endesa’s Board of Directors, in accordance with the recommendation of its Committee of independent directors (the “Independent Committee”) created on 30 July, and by Endesa’s shareholders at a shareholders' meeting called by Endesa for this purpose.

III.	If the Company's Board of Directors approves the proposed Acquisitions and the Dividend Distribution, Enel has indicated that its Board of Directors will carry out the appropriate analyses and assessment of (i) a reorganisation of Endesa's financial structure (which could be carried out through the payment of a further extraordinary dividend) and a possible review of the related dividend policy, and (ii) the possibility of undertaking capital market transactions, depending on market conditions, that could add further value to Enel Energy's holding in Endesa and address the current lack of liquidity of Endesa stock.

IV.

The binding proposal for the Acquisitions and the proposed Dividend Distribution received from Enel Energy have been forwarded to the Company's financial, strategic and legal advisors selected by the Independent Committee so as to obtain their opinions and reports assessing the proposal from the perspective of Endesa's corporate interest.

V.

Once the opinions and reports of the Company's advisors have been received, the Independent Committee will meet to evaluate the proposal received by Enel Energy and submit to the Board of Directors, subject to a report by the Audit and Compliance Committee, the proposal relating to the Acquisitions and the Dividend Distribution that it considers appropriate.

VI.	Endesa’s Board of Directors expects to meet on 17 September to evaluate the proposed Acquisitions and Dividend Distribution.

Madrid, 11 September 2014

This announcement is not, in any jurisdiction, an offer to sell or a solicitation of any offer to buy any securities issued by Endesa, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: September 12, 2014